

Mail Stop 3010

November 6, 2009

Mr. Nanyan Zheng
Chief Executive Officer
7 Days Group Holdings Limited
10F, 705 GuangzhouDaDaoNan Road
Guangzhou, Guangdong 510290
People's Republic of China

> **Re:** **7 Days Group Holdings Limited**
> **Form F-1**
> **Submitted on November 2, 2009**

Dear Mr. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please fill in all remaining blanks in the prospectus, including the price range and the amount of shares beneficially owned after the offering in the principal shareholders table on page 147. Please also file, before seeking acceleration of the registration statement, the exhibits to the registration statement that you have not already filed.

Proposed Artwork

2. Please confirm that the proposed artwork will appear either in the front or back cover pages of the prospectus. Please also confirm that all of the pictures, including screen shots, contained in the proposed artwork are of your own products or services. Please note that it is generally inappropriate to include pictures that are not of your own products or services.

3. Please explain to us why some of your logos are bigger than others in the map of China that appears in the first page of the proposed artwork. If the difference in size denotes the difference in the number of hotels in certain regions of China, please briefly disclose this.

4. We note that you have added in a table showing the growth in the number of your hotels and revenue. To put these figures is perspective, please also add in net income (loss) and earnings (loss) per share to this table. Additionally, it does not appear that the CAGR of 272% for 2005-2008 appears in the prospectus. Please advise or remove this from the artwork.

5. As you disclose in the prospectus, please disclose that it is your belief that you have the largest membership loyalty program in the Chinese economy hotel industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Loss on extinguishment, page 71

6. Please tell us why you have not disclosed the amount of the charge that will be reflected in your future financial statements for debt extinguishment costs and change in fair value of the ordinary share purchase warrants, based on current information available. Refer to Article 11-02(b)(5) of Regulation S-X.

Deemed dividend and earnings available for ordinary shareholders, page 73

7. Please tell us why you have not disclosed the amount of the deemed dividend that will be reflected in your future financial statements, based on current information available. Refer to Article 11-02(b)(5) of Regulation S-X.

Financial Statements and Notes for the year ended December 31, 2008

Note 20 – Unaudited pro forma financial information, page F-42

8. We have read your response to comment three. Given that different results may occur from the warrantholders' payment options, please provide additional pro forma presentations that give effect to the range of possible results. Refer to

Article 11-02(b)(8) of Regulation S-X. In doing so, please provide additional pro forma disclosure assuming that all warrantholders elect cashless exercise of the warrants. Please ensure you address earning per share calculations in your additional disclosures. This comment also applies to the interim period.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Crittendon at +1 (202) 551-3472 or Jorge Bonilla at +1 (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at +1 (202) 551-3466 or me at +1 (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Kurt J. Berney, Esq. (*via facsimile*)
        Portia Ku, Esq. (*via facsimile*)
        Todd Hamblet, Esq. (*via facsimile*)